Exhibit 99.2

Byline Bancorp, Inc.™

BY LISTED NYSE

4Q24 Earnings Presentation



Forward-Looking Statements

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements concerning plans, estimates, calculations, forecasts and projections with respect to the anticipated future performance of the Company. These statements are often, but not always, made through the use of words or phrases such as ‘‘may’’, ‘‘might’’, ‘‘should’’, ‘‘could’’, ‘‘predict’’, ‘‘potential’’, ‘‘believe’’, ‘‘expect’’, ‘‘continue’’, ‘‘will’’, ‘‘anticipate’’, ‘‘seek’’, ‘‘estimate’’, ‘‘intend’’, ‘‘plan’’, ‘‘projection’’, ‘‘would’’, ‘‘annualized’’, “target” and ‘‘outlook’’, or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. Forward-looking statements involve estimates and known and unknown risks, and reflect various assumptions and involve elements of subjective judgement and analysis, which may or may not prove to be correct, and which are subject to uncertainties and contingencies outside the control of Byline and its respective affiliates, directors, employees and other representatives, which could cause actual results to differ materially from those presented in this communication.

No representations, warranties or guarantees are or will be made by Byline as to the reliability, accuracy or completeness of any forward-looking statements contained in this communication or that such forward-looking statements are or will remain based on reasonable assumptions. You should not place undue reliance on any forward-looking statements contained in this communication.

Certain risks and important factors that could affect Byline’s future results are identified in our Annual Report on Form 10-K and other reports we file with the Securities and Exchange Commission, including among other things under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2023. Any forward-looking statement speaks only as of the date on which it is made, and Byline undertakes no obligation to update any forward-looking statement, whether to reflect events or circumstances after the date on which the statement is made, to reflect new information or the occurrence of unanticipated events, or otherwise unless required under the federal securities laws. Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.



2024 Year in Review


Byline Bank

Delivered Successful 2024 Results

- Reported net income of $120.8 million, or diluted EPS of $2.75, on revenue[(1)] of $406.9 million
- Solid PTPP ROA[(1)] of 2.05%, ROA of 1.31%, ROTCE[(1)] of 14.85%
- Net interest margin of 3.97%
- Delivered full year loan growth of 3.1%, funded by high quality deposit base which grew 3.9% YoY
- Increased capital ratios with CET1 at 11.70% and TCE/TA[(1)] at 9.61%, demonstrating strengthened financial stability
- Tangible book value per share of $20.09, up 11.7% YoY

$406.9 million	$2.75	2.38%	$1.1 billion	$7.5 billion	$6.9 billion
Revenue[(1)]	Diluted EPS	NIE/AA	Capital	Deposits	Loans and Leases
↑ 5.2% Y/Y	↑ 3% Y/Y	↑ Improved 22 bps Y/Y	↑ 10.2% Y/Y	↑ 3.9% Y/Y	↑ 3.1% Y/Y

(1) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix.

Fourth Quarter 2024 Highlights

Net Income		Diluted EPS		PTPP ROAA	
$30.3 million	$30.5 million	$0.69	$0.69	2.04%	2.05%
Reported	Adjusted[1]	Reported	Adjusted[1]	Reported[1][2]	Adjusted[1][2]

Efficiency Ratio		ROAA		ROTCE	
53.58%	53.37%	1.31%	1.32%	13.92%	14.02%
Reported	Adjusted[1]	Reported[2]	Adjusted[1][2]	Reported[1][2]	Adjusted[1][2]

Strong Financial Performance

- Net Income of $30.3 million; EPS of $0.69
- Pre-Tax Pre-Provision income[1] of $47.2 million; Pre-Tax Pre-Provision ROAA[1] of 2.04%
  - 9th consecutive quarter of PTPP ROAA exceeding 2.00%
- Net interest income of $88.5 million, up 1% → Revenue of $104.7 million, up 3%
- Building capital with CET1 growing to 11.70%, up 35 bps
- Net interest margin (FTE)[1] of 4.02%
- Loan and lease yields stood at 7.21%; average cost of deposits of 2.48%
- Stockholders' equity of $1.1 billion
- Efficiency ratio: 53.58%
- NPA/Total Assets: 0.71%, down 4 bps
- TCE/TA[1]: 9.61%
- Total Capital ratio: 14.74%; up 33 bps

11.70%
Common Equity Tier 1

+12%
Increase in Tangible Book Value / Share[1] Y/Y

4.01%
Net Interest Margin[1]

+12%
Increase in Non-interest income

92.64%
Loan / Deposit Ratio

(1) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix.
(2) Annualized.

Loan Portfolio Trends *($ in millions)*

Total Loan Portfolio and Average Yield



$6,702
$6,802
$6,905
$6,899
$6,910
7.42%
7.45%
7.47%
7.48%
7.21%
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Total Loans & Leases
Average Loan & Lease Yield

Highlights

- Total loan portfolio stood at $6.9 billion, flat from 3Q24
  - Originated $297.2 million in new loans, net of loan sales in 4Q24
    - Production driven by commercial banking and leasing originations of $132.8 million and $68.7 million, respectively
- Payoff activity increased by $20.7 million from 3Q24 to $288 million
- Average loan yield of 7.21%, down 27 bps LQ and down 21 bps YoY, reflecting the impact of lower interest rates
- Cumulative Loan Beta[(1)]: 48%

Portfolio Composition



C&I
38%
Leasing
10%
Owner
Occ. CRE
20%
Non-Owner
Occ. CRE
14%
C&D
7%
Resi
11%

Utilization Rates



65%
63%
61%
59%
57%
55%
53%
51%
49%
47%
58%
LTM Average
Q4 2022
Q2 2023
Q4 2023
Q2 2024
Q4 2024

Originations and Payoffs



$241
$252
$264
$214
$300
$235
$212
$267
$297
$288
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Loan & Lease Originations
Loan & Lease Payoffs

(1) Cumulative Loan Beta excluding loan accretion is calculated as the change in yield on loans and leases from 4Q21 to 4Q24 divided by the change in average Fed Funds from 4Q21 to 4Q24.

Deposit Trends *($ in millions)*

Deposit Composition



$7,177
$7,350
$7,347
$7,498
$7,459
5.1%
5.8%
5.8%
6.2%
5.8%
21.2%
21.7%
21.9%
21.9%
20.1%
39.1%
38.0%
38.5%
38.9%
40.3%
8.0%
9.3%
9.8%
9.9%
10.3%
26.6%
25.2%
24.0%
23.1%
23.5%
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Non Interest Checking
Interest Checking
MMDA & Savings
Time <$250K
Time >$250K

Highlights

- Total deposits were $7.5 billion, flat from 3Q24
- Commercial deposits accounted for 45.0% of total deposits and represent 80.8% of all non-interest-bearing deposits
- Average cost of deposits decreased by 28 bps to 2.48% in 4Q24
- Non-Interest-Bearing deposits remained stable at 23.5%
- Loan/Deposits ratio: 92.64%, down 75 bps YoY

Loan to Deposit Ratio



93.39%
92.54%
93.98%
92.02%
92.64%
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Loans / Deposit Ratio

Average Non-Interest-Bearing Deposits



$1,951
$1,874
$1,817
$1,741
$1,777
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Non-Interest-Bearing Demand Deposits

Cost of Interest-Bearing Deposits



3.33%
3.45%
3.51%
3.59%
3.26%
2.42%
2.56%
2.63%
2.76%
2.48%
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Cost of Interest Bearing Deposits
Cost of Deposits

Net Interest Income and Net Interest Margin Trends *($ in millions)*

Net Interest Income


$86,285
$85,541
$86,526
$87,455
$88,524
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024

Highlights

- Net interest income was $88.5 million, up 1.2% from 3Q24
  - Increase in NII driven by lower interest expense
- 4.01% net interest margin, up 13 basis points from 3Q24
  - Driven by reduced deposit costs

<u>Interest Rate Sensitivity Over a One-Year Time Horizon</u>

- Rates -100 bps: ~$10 million or ~2.6% decline in NII or ~$2.5 million per 25 bps
- Ramp -100 bps: ~$8 million or ~2.3% decline in NII or ~$2.0 million per 25 bps

Repricing Mix


Other
1%
Prime
21%
Fixed
47%
SOFR
31%

NIM, Yields and Costs


7.42%
7.45%
7.47%
7.48%
7.21%
4.08%
4.00%
3.98%
3.88%
4.01%
2.53%
2.78%
2.97%
3.02%
3.20%
2.42%
2.56%
2.63%
2.76%
2.48%
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Average Loan & Lease Yield
Net Interest Margin
Taxable Securities Yield
Cost of Deposits

NIM Bridge


$87.5 Million NII
$88.5 Million NII
3.88%
(0.18%)
0.31%
0.00%
4.01%
Q3 2024 NIM
Earning Assets Yield
Interest-Bearing Liability Rate
Net Free Funds
Q4 2024 NIM

Non-Interest Income Trends *($ in millions)*

Total Non-Interest Income



$14.5
$15.5
$12.8
$14.4
$16.1
14%
9%
38%
7%
15%
17%
17%
7%
36%
7%
17%
16%
11%
7%
47%
9%
6%
20%
18%
8%
41%
8%
7%
18%
15%
7%
44%
7%
11%
16%
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Fees and service charges on deposits
Net servicing fees
ATM and interchange fees
Net gains on sales of loans
Wealth management and trust income
Other

Highlights

- Non-interest income was $16.1 million, up 12.3% from 3Q24
  - $7.1 million in gain on sale of loans sold, driven by higher volumes and premiums
  - Non-interest income remained stable QoQ, excluding FV marks on loan servicing asset and equity securities

Government Guaranteed Loan Sales

- $88.9 million of guaranteed loans sold in 4Q24

Net Gains on Sales of Loans



$5.5
$5.5
$6.0
$5.9
$7.1
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024

Volume Sold and Average Net Premiums



$120
$100
$80
$60
$40
$20
$0
15.00%
12.00%
9.00%
6.00%
$89.1
$72.5
$73.9
$79.5
$88.9
8.52%
9.59%
10.11%
9.74%
9.96%
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
10 year loans
25 year loans
USDA
Other
Average Net Premiums

Non-Interest Expense Trends *($ in millions)*

Non-Interest Expense



$53.6
$53.8
$53.2
$54.3
$57.4
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Salaries and employee benefits
Occupancy and equipment
Impairment charge on assets held for sale
Data processing
Legal, audit and other
Loan and lease related
Intangible assets amortization
All other

Highlights

- Non-interest expenses stood at $57.4 million, up 5.7% from 3Q24 and reflects:
  - $2.3 million increase in salaries and employee benefits due to higher incentive and equity-based compensation expense, and enhancements to our employee benefits
  - $1.0 million increase related to advertising and promotions
- NIE/AA: 2.48%
- Efficiency ratio stood at 53.58% at 4Q24
  - Adjusted efficiency ratio(1): 53.37%

Non-Interest Expense Bridge



$54.3
($0.9)
($0.2)
$0.3
$0.6
$1.0
$2.3
$57.4
Q3 2024
All other non-interest expense
Merger-related expenses
Data processing
Net loss recognized on OREO
Advertising & Promotions
Salaries & employee benefits
Q4 2024

Efficiency Ratio



51.63%
48.64%
51.94%
51.75%
52.19%
52.19%
52.02%
51.62%
53.58%
53.37%
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Adjusted Efficiency Ratio (1)
Efficiency Ratio

(1) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix.

Asset Quality Trends *($ in millions)*

Net Charge-offs



$12.2
$1.2
0.73%
$11.0
$6.2
0.37%
$6.1
$9.5
0.56%
$9.5
$8.5
$2.4
0.49%
$6.0
$7.8
0.45%
$7.9
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Net Charge-offs ex. PCD
PCD Net Charge-offs
Net Charge-offs (annualized %)

Allowance for Credit Losses (ACL)



$101.7
$102.4
$99.7
$98.4
$98.0
1.52%
1.51%
1.45%
1.44%
1.42%
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
ACL
ACL as % of Total Loans & Leases

NPLs / Total Loans & Leases



0.96%
0.06%
0.27%
0.63%
1.00%
0.10%
0.11%
0.79%
0.93%
0.10%
0.22%
0.61%
1.02%
0.16%
0.17%
0.69%
0.90%
0.14%
0.12%
0.64%
Excluding Government Guaranteed loans, NPLs were 76 bps
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
NPLs ex. Government Guaranteed & PCD
PCD % of Total Loans & Leases
Government Guaranteed NPLs

Delinquencies



$36.1
$3.2
$5.3
0.54%
$27.7
$28.6
$2.2
$0.8
0.42%
$25.7
$14.1
0.20%
$13.6
$26.7
0.39%
$26.1
$35.1
$0.9
$2.7
0.51%
$31.6
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Government Guaranteed Delinquencies
PCD Delinquencies
Delinquencies ex. Government Guaranteed & PCD
Delinquencies / Total Loans & Leases

Note: Delinquencies represent accruing loans and leases past due 30 days or more. Delinquencies to Total Loans and Leases represent delinquencies divided by period end loans and leases.

Strong Liquidity and Securities Portfolio *($ in millions)*

Liquidity Position

- Cash and cash equivalents $563.1 million, up by $110.5 million from 3Q24 primarily due higher FHLB advances
- $1.4 billion AFS investment portfolio
- $1.9 billion of available borrowing capacity
- Uninsured Deposits stood at 30.0%
  - Liquidity coverage of uninsured deposits ~102% as of quarter end

Highlights

- Securities portfolio duration: 4.9 years; net of hedges: ~4.6 years
- Securities portfolio annual cash flow: ~$200 million
- Taxable securities yield of 3.20%, up 18 basis points from 3Q24
- AOCI / TCE(1): ~12.7%

Securities + Cash (Average)



$1,591.4
$201.9
$1,389.6
$1,762.1
$339.4
$1,422.7
$1,778.9
$305.9
$1,473.0
$1,977.8
$468.9
$1,509.0
$1,801.5
$272.4
$1,529.1
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Taxable Securities
Cash and cash equivalents

AFS Portfolio by Type



Muni 5%
Treasury & Agency 12%
Asset-backed 1%
Corporate 3%
Non-agency MBS, CMBS 10%
Agency MBS, CMBS 69%

(1) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix.

Strong Capital Position

Capital Ratios



13.38%
9.06%
13.66%
8.76%
13.86%
8.82%
14.41%
9.72%
14.74%
9.61%
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Total Capital Ratio
TCE / TA (1)

Strong Capital Base

- Capital Priorities:

  1. Fund Organic Growth 2. Dividend 3. M&A 4. Buyback

- TCE operating target range[(1)] is between 8% and 9%: currently at 9.61%
- Increased capital ratios with CET1 at 11.70%, up 135 bps YoY
- $1.1 billion total stockholders' equity
- Increased Q1 2025 cash dividend by $0.01, or 11.1% to $0.10 per common share

Common Equity Tier 1



10.35%
10.59%
10.84%
11.35%
11.70%
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024

Return on Average Tangible Common Equity



17.89%
16.68%
15.95%
15.88%
15.27%
15.27%
14.67%
14.49%
14.02%
13.92%
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Reported
Adjusted (1)

(1) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix.

2025 Strategic Priorities

Strengthening our position as the preeminent commercial bank in Chicago

Stay Ahead of Regulatory Expectations

- Completing the First Security acquisition and providing a smooth transition for our new customers and colleagues
- Prepare for crossing the $10 billion threshold

Maintain Balance Sheet Strength

- Fortress level Capital Ratios:
  - TCE
  - CET1
  - Total RBC
- Strong liquidity profile

Deposits, Deposits, Deposits….

- Grow low cost, core deposits
- Dynamically operate through the interest rate environment

Top Quartile Profitability

- Maintain top quartile profitability and continue to execute strategy
- Driving higher net interest income, while managing net interest margin and asset sensitivity

Actively Manage Risk

- Monitor portfolio to identify and resolve problems quickly
- Maintain disciplined focus on credit through the cycle aligned with our aggregate moderate-to-low risk appetite

Capitalize on Market Opportunities

- Industry consolidation is impacting community banks
- Continue to attract and develop talent in the organization

A Clear Long-term Strategy



Grow our Commercial Client Franchise

Differentiated approach to grow loans and deposits organically in targeted market segments

Maintain Balance Sheet Strength

Maintain a strong balance sheet, ample capital flexibility and strong asset quality

Continue to Invest in the Business

Continue to invest in digital capabilities to improve the customer experience and gain operational efficiencies

Capitalize on Market Opportunities

Attract additional high-quality talent to the organization and pursue opportunistic M&A opportunities

Deliver Strong Financial Results

Generate consistently strong risk adjusted financial results for our stockholders

Deepen Customer Relationships

Leverage all our capabilities to deepen share of wallet and acquire new customers

4Q24 Earnings Presentation Appendix

BY
LISTED
NYSE

Granular Deposit Base

A **strength** of our franchise is our well **diversified** deposit base…

~69% of Total Deposits are FDIC Insured



Consumer Deposits, $4.0 billion
Commercial Deposits, $3.5 billion
Total Deposits
$7.5 Billion
as of 12/31/24
Insured 91%
Uninsured 9%
Uninsured 55%
Insured 45%

…with **limited concentration** and granular customer base providing a **stable** source of funding

Consumer Deposits(1)

$4.0 billion at 12/31/24

Customer Base
~123,000
Consumer Accounts

Granular Deposit Base
~$30,000
Average Account Balance



Total Franchise
46
Branches

Core banking footprint in key urban MSAs in Wisconsin and a broad footprint in Chicago, IL

Commercial Deposits

$3.5 billion at 12/31/24

Customer Base
~28,000
Commercial Accounts

Granular Deposit Base
~$128,000
Average Account Balance

(1) Excludes brokered deposits.

NOO Office Represents 2.3% of Total Loans

NOO Office has decreased from 3.3% to 2.3% year-over-year


NOO Office CRE
2.3%
NOO Non-Office
CRE & Other
25.1%
Total Loans & Leases
$6.9 Billion
as of 12/31/24

Non-Owner Occupied CRE & Other(1) Portfolio

($ in millions)	*12/31/24*	*% of Total Loans*
Industrial / Warehouse	$629.4	9.1%
Multi-family	539.9	7.8%
Retail	202.7	2.9%
Office	**160.7**	**2.3%**
Self-Storage	119.4	1.7%
Other(2)	244.1	3.6%
Total	**$1,896.2**	**27.4%**

(1) Non-Owner Occupied CRE and Other Portfolio includes construction, land, multi-family and non-owner occupied (NOO).
(2) Represents sectors with less than 1% of the total portfolio.

Office CRE Portfolio: Diversified Tenants and Markets

Office Portfolio

Tenant Classification


Single Tenant
19%
Multi-Tenant
61%
Medical
18%
Government
2%

Market Type


Central
Business
District
16%
Suburban
79%
Urban,
Non-CBD
5%

CRE Office: Geographic Mix by State

($ in millions)	**12/31/24**
Illinois	$98.2
North Carolina	24.1
Wisconsin	13.3
New Jersey	10.6
Ohio	8.1
Minnesota	3.2
New Mexico	2.1
West Virginia	1.1
Total Office	**$160.7**

Office Portfolio Metrics

	12/31/24	**9/30/24**
Avg. Commitment	$3.4 million	$3.6 million
ACL %	2.4%	2.2%
NCO %(1)	0.58%	2.15%
30+ DLQ %	2.0%	5.2%
NPL %	2.0%	3.8%
Criticized %	19%	19%

(1) NCOs / Average loans represents net charge-offs to average loans for the last twelve-month period.

Unguaranteed Government-Guaranteed Exposure Represents 6.1% of Total Loans *($ in millions)*

On Balance Sheet SBA 7(a) & USDA Loans

($ in millions)	$ Balance	% of Portfolio
Unguaranteed	$385.5	5.6%
Guaranteed	75.9	1.1%
Total SBA 7(a) Loans	**$461.3**	**6.7%**
Unguaranteed	$36.0	0.5%
Guaranteed	20.5	0.3%
Total USDA Loans	**$56.5**	**0.8%**

Unguaranteed Loan Portfolio by Industry



Retail Trade 19%
All Other Industries (1) 17%
Food Services 14%
Manufacturing 10%
Health Care 8%
Transportation 6%
Other Services 6%
Construction 5%
Finance and Insurance 5%
Wholesale Trade 5%
Professional 5%

Highlights

- One of the top SBA and USDA lenders in the United States
  - Top Illinois SBA 7(a) lender for the 16th consecutive year
- Closed $127.5 million in SBC loan commitments in 4Q24
- SBA 7(a) portfolio $461.3 million, up $12.4 million from 3Q24
  - ACL/Unguaranteed loan balance ~8.1%
- $1.7 billion in serviced government guaranteed loans for investors in 4Q24
- Since 2016, the unguaranteed government-guaranteed exposure has decreased from 14.6% down to 6.1% in 2024

SBA 7(a) & USDA Closed Loan Commitments



$129.2
$108.3
$82.3
$111.4
$121.7
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
USDA
SBA 7(a)

(1) Represents sectors with less than 5% of the total portfolio.

Projected Acquisition Accounting Accretion

Projected Accretion(1) *($ in millions)*



$1.6
$1.5
$1.4
$1.4
Q1 2025 E
Q2 2025 E
Q3 2025 E
Q4 2025 E
Non-PCD
PCD

(1) Projections are updated quarterly, assumes no prepayments and are subject to change.

Financial Summary

(dollars in thousands, except per share data)	As of or For the Three Months Ended			As of or For the Year Ended	
	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Income Statement					
Net interest income	$ 88,524	$ 87,455	$ 86,285	$ 348,046	$ 330,621
Provision for credit losses	6,878	7,475	7,235	27,041	31,653
Non-interest income	16,149	14,385	14,503	58,851	56,315
Non-interest expense	57,431	54,327	53,584	218,777	209,603
Income before provision for income taxes	40,364	40,038	39,969	161,079	145,680
Provision for income taxes	10,044	9,710	10,365	40,320	37,802
Net income	30,320	30,328	29,604	120,759	107,878
Diluted earnings per common share	$ 0.69	$ 0.69	$ 0.68	$ 2.75	$ 2.67
Balance Sheet					
Total loans and leases HFI	$ 6,906,822	$ 6,879,446	$ 6,684,306	$ 6,906,822	$ 6,684,306
Total deposits	7,458,628	7,497,887	7,176,999	7,458,628	7,176,999
Tangible common equity[(1)]	893,399	896,869	786,673	893,399	786,673
Balance Sheet Metrics					
Loans and leases / total deposits	92.64%	92.02%	93.39%	92.64%	93.39%
Tangible common equity / tangible assets[(1)]	9.61%	9.72%	9.06%	9.61%	9.06%
Key Performance Ratios					
Net interest margin	4.01%	3.88%	4.08%	3.97%	4.31%
Efficiency ratio	53.58%	52.02%	51.63%	52.45%	52.62%
Adjusted efficiency ratio[(1)]	53.37%	51.62%	48.64%	52.24%	49.61%
Non-interest income to total revenues[(1)]	15.43%	14.13%	14.39%	14.46%	14.55%
Non-interest expense to average assets	2.48%	2.31%	2.42%	2.38%	2.60%
Return on average assets	1.31%	1.29%	1.34%	1.31%	1.34%
Adjusted return on average assets[(1)]	1.32%	1.30%	1.44%	1.32%	1.45%
Pre-tax pre-provision return on average assets[(1)]	2.04%	2.02%	2.13%	2.05%	2.20%
Dividend payout ratio on common stock	13.04%	13.04%	13.24%	13.09%	13.48%
Tangible book value per common share[(1)]	$ 20.09	$ 20.21	$ 17.98	$ 20.09	$ 17.98

(1) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix.

Non-GAAP Reconciliation

(dollars in thousands, except per share data)	As of or For the Three Months Ended			As of or For the Year Ended	
	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Net income and earnings per share excluding significant items					
Reported Net Income	$ 30,320	$ 30,328	$ 29,604	$ 120,759	$ 107,878
Significant items:					
Impairment charges on ROU asset	—	—	1,981	194	2,395
Merger-related expenses	218	411	1,035	629	9,222
Tax benefit	(1)	(32)	(793)	(85)	(2,696)
Adjusted Net Income	$ 30,537	$ 30,707	$ 31,827	$ 121,497	$ 116,799
Reported Diluted Earnings per Share	$ 0.69	$ 0.69	$ 0.68	$ 2.75	$ 2.67
Significant items:					
Impairment charges on ROU asset	—	—	0.05	—	0.06
Merger-related expenses	—	0.01	0.02	0.01	0.23
Tax benefit	—	—	(0.02)	—	(0.07)
Adjusted Diluted Earnings per Share	$ 0.69	$ 0.70	$ 0.73	$ 2.76	$ 2.89

Non-GAAP Reconciliation *(continued)*

(dollars in thousands)	As of or For the Three Months Ended December 31, 2024	As of or For the Three Months Ended September 30, 2024	As of or For the Three Months Ended December 31, 2023	As of or For the Year Ended December 31, 2024	As of or For the Year Ended December 31, 2023
Adjusted non-interest expense:					
Non-interest expense	$ 57,431	$ 54,327	$ 53,584	$ 218,777	$ 184,082
Less: Significant items					
Impairment charges on ROU assets	—	—	1,981	194	372
Merger-related expenses	218	411	1,035	629	538
Adjusted non-interest expense	$ 57,213	$ 53,916	$ 50,568	$ 217,954	$ 183,172
Adjusted non-interest expense ex. amortization of intangible assets:					
Adjusted non-interest expense	$ 57,213	$ 53,916	$ 50,568	$ 217,954	$ 183,172
Less: Amortization of intangible assets	1,345	1,345	1,550	5,380	6,671
Adjusted non-interest expense ex. amortization of intangible assets	$ 55,868	$ 52,571	$ 49,018	$ 212,574	$ 176,501
Pre-tax pre-provision net income:					
Pre-tax income	$ 40,364	$ 40,038	$ 39,969	$ 161,079	$ 114,683
Add: Provision for loan and lease losses	6,878	7,475	7,235	27,041	23,879
Pre-tax pre-provision net income	$ 47,242	$ 47,513	$ 47,204	$ 188,120	$ 138,562
Adjusted pre-tax pre-provision net income:					
Pre-tax pre-provision net income	$ 47,242	$ 47,513	$ 47,204	$ 188,120	$ 138,562
Add: Impairment charges on ROU assets	—	—	1,981	194	372
Add: Merger-related expenses	218	411	1,035	629	538
Adjusted pre-tax pre-provision net income	$ 47,460	$ 47,924	$ 50,220	$ 188,943	$ 139,472
Tax equivalent net interest income:					
Net interest income	$ 88,524	$ 87,455	$ 86,285	$ 348,046	$ 265,330
Add: Tax-equivalent adjustment	230	229	240	921	915
Net interest income, fully taxable equivalent	$ 88,754	$ 87,684	$ 86,525	$ 348,967	$ 266,245
Total revenues:					
Net interest income	$ 88,524	$ 87,455	$ 86,285	$ 348,046	$ 265,330
Add: Non-interest income	16,149	14,385	14,503	58,851	57,314
Total revenues	$ 104,673	$ 101,840	$ 100,788	$ 406,897	$ 322,644

Non-GAAP Reconciliation *(continued)*

(dollars in thousands)	As of or For the Three Months Ended December 31, 2024	September 30, 2024	December 31, 2023	As of or For the Year Ended December 31, 2024	December 31, 2023
Tangible common stockholders' equity:					
Total stockholders' equity	$ 1,091,497	$ 1,096,312	$ 990,151	$ 1,091,497	$ 990,151
Less: Goodwill and other intangibles	198,098	199,443	203,478	198,098	203,478
Tangible common stockholders' equity	$ 893,399	$ 896,869	$ 786,673	$ 893,399	$ 786,673
Tangible assets:					
Total assets	$ 9,496,529	$ 9,424,316	$ 8,881,967	$ 9,496,529	$ 8,881,967
Less: Goodwill and other intangibles	198,098	199,443	203,478	198,098	203,478
Tangible assets	$ 9,298,431	$ 9,224,873	$ 8,678,489	$ 9,298,431	$ 8,678,489
Tangible assets, excluding accumulated other comprehensive loss:					
Tangible assets	$ 9,298,431	$ 9,224,873	$ 8,678,489	$ 9,298,431	$ 8,678,489
Less: Accumulated other comprehensive loss	(113,687)	(78,678)	(100,117)	(113,687)	(100,117)
Tangible assets, excluding accumulated other comprehensive loss:	$ 9,412,118	$ 9,303,551	$ 8,778,606	$ 9,412,118	$ 8,778,606
Tangible common stockholders' equity, excluding accumulated other comprehensive loss:					
Tangible common stockholders' equity	$ 893,399	$ 896,869	$ 786,673	$ 893,399	$ 786,673
Less: Accumulated other comprehensive loss	(113,687)	(78,678)	(100,117)	(113,687)	(100,117)
Tangible common stockholders' equity, excluding accumulated other comprehensive loss	$ 1,007,086	$ 975,547	$ 886,790	$ 1,007,086	$ 886,790
Average tangible common stockholders' equity:					
Average total stockholders' equity	$ 1,094,025	$ 1,059,628	$ 935,197	$ 1,040,515	$ 863,092
Less: Average goodwill and other intangibles	198,697	200,091	204,191	200,740	180,717
Average tangible common stockholders' equity	$ 895,328	$ 859,537	$ 731,006	$ 839,775	$ 682,375
Average tangible assets:					
Average total assets	$ 9,201,635	$ 9,373,849	$ 8,787,636	$ 9,187,342	$ 8,048,331
Less: Average goodwill and other intangibles	198,697	200,091	204,191	200,740	180,717
Average tangible assets	$ 9,002,938	$ 9,173,758	$ 8,583,445	$ 8,986,602	$ 7,867,614
Tangible net income available to common stockholders:					
Net income available to common stockholders	$ 30,320	$ 30,328	$ 29,604	$ 120,759	$ 107,878
Add: After-tax intangible asset amortization	1,015	986	1,138	3,974	4,408
Tangible net income available to common stockholders	$ 31,335	$ 31,314	$ 30,742	$ 124,733	$ 112,286
Adjusted tangible net income available to common stockholders:					
Tangible net income available to common stockholders	$ 31,335	$ 31,314	$ 30,742	$ 124,733	$ 112,286
Impairment charges on ROU assets	—	—	1,981	194	2,395
Merger-related expenses	218	411	1,035	629	9,222
Tax benefit on significant items	(1)	(32)	(793)	(85)	(2,696)
Adjusted tangible net income available to common stockholders	$ 31,552	$ 31,693	$ 32,965	$ 125,471	$ 121,207

Non-GAAP Reconciliation *(continued)*

(dollars in thousands, except share and per share data, ratios annualized, where applicable)	As of or For the Three Months Ended			As of or For the Year Ended	
	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Pre-tax pre-provision return on average assets:					
Pre-tax pre-provision net income	$ 47,242	$ 47,513	$ 47,204	$ 188,120	$ 177,333
Average total assets	9,201,635	9,373,849	8,787,636	9,187,342	8,048,331
Pre-tax pre-provision return on average assets	2.04%	2.02%	2.13%	2.05%	2.20%
Adjusted pre-tax pre-provision return on average assets:					
Adjusted pre-tax pre-provision net income	$ 47,460	$ 47,924	$ 50,220	$ 188,943	$ 188,950
Average total assets	9,201,635	9,373,849	8,787,636	9,187,342	8,048,331
Adjusted pre-tax pre-provision return on average assets	2.05%	2.03%	2.27%	2.06%	2.35%
Net interest margin, fully taxable equivalent:					
Net interest income, fully taxable equivalent	$ 88,754	$ 87,684	$ 86,525	$ 348,967	$ 331,524
Total average interest-earning assets	8,785,176	8,961,651	8,387,877	8,774,014	7,677,848
Net interest margin, fully taxable equivalent	4.02%	3.89%	4.09%	3.98%	4.32%
Non-interest income to total revenues:					
Non-interest income	$ 16,149	$ 14,385	$ 14,503	$ 58,851	$ 56,315
Total revenues	104,673	101,840	100,788	406,897	386,936
Non-interest income to total revenues	15.43%	14.13%	14.39%	14.46%	14.55%
Adjusted non-interest expense to average assets:					
Adjusted non-interest expense	$ 57,213	$ 53,916	$ 50,568	$ 217,954	$ 197,986
Average total assets	9,201,635	9,373,849	8,787,636	9,187,342	8,048,331
Adjusted non-interest expense to average assets	2.47%	2.29%	2.28%	2.37%	2.46%
Adjusted efficiency ratio:					
Adjusted non-interest expense excluding amortization of intangible assets	$ 55,868	$ 52,571	$ 49,018	$ 212,574	$ 191,975
Total revenues	104,673	101,840	100,788	406,897	386,936
Adjusted efficiency ratio	53.37%	51.62%	48.64%	52.24%	49.61%
Adjusted return on average assets:					
Adjusted net income	$ 30,537	$ 30,707	$ 31,827	$ 121,497	$ 116,799
Average total assets	9,201,635	9,373,849	8,787,636	9,187,342	8,048,331
Adjusted return on average assets	1.32%	1.30%	1.44%	1.32%	1.45%
Adjusted return on average stockholders' equity:					
Adjusted net income	$ 30,537	$ 30,707	$ 31,827	$ 121,497	$ 116,799
Average stockholders' equity	1,094,025	1,059,628	935,197	1,040,515	863,092
Adjusted return on average stockholders' equity	11.10%	11.51%	13.50%	11.68%	13.53%

Non-GAAP Reconciliation *(continued)*

	As of or For the Three Months Ended			As of or For the Year Ended	
	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Tangible common equity to tangible assets:					
Tangible common equity	$ 893,399	$ 896,869	$ 786,673	$ 893,399	$ 786,673
Tangible assets	9,298,431	9,224,873	8,678,489	9,298,431	8,678,489
Tangible common equity to tangible assets	9.61%	9.72%	9.06%	9.61%	9.06%
Tangible common stockholders' equity, excluding accumulated other comprehensive loss to tangible assets, excluding accumulated other comprehensive loss:					
Tangible common stockholders' equity, excluding accumulated other comprehensive loss	$ 1,007,086	$ 975,547	$ 886,790	$ 1,007,086	$ 886,790
Tangible assets, excluding accumulated other comprehensive loss:	9,412,118	9,303,551	8,778,606	9,412,118	8,778,606
Tangible common stockholders' equity, excluding accumulated other comprehensive loss to tangible assets, excluding accumulated other comprehensive loss	10.70%	10.49%	10.10%	10.70%	10.10%
Return on average tangible common stockholders' equity:					
Tangible net income available to common stockholders	$ 31,335	$ 31,314	$ 30,742	$ 124,733	$ 112,286
Average tangible common stockholders' equity	895,328	859,537	731,006	839,775	682,375
Return on average tangible common stockholders' equity	13.92%	14.49%	16.15%	14.85%	16.46%
Adjusted return on average tangible common stockholders' equity:					
Adjusted tangible net income available to common stockholders	$ 31,552	$ 31,693	$ 32,965	$ 125,471	$ 121,207
Average tangible common stockholders' equity	895,328	859,537	731,006	839,775	682,375
Adjusted return on average tangible common stockholders' equity	14.02%	14.67%	18.95%	14.94%	17.76%
Tangible book value per share:					
Tangible common equity	$ 893,399	$ 896,869	$ 786,673	$ 893,999	$ 786,673
Common shares outstanding	44,459,584	44,384,706	43,719,203	44,459,584	43,764,056
Tangible book value per share	$ 20.09	$ 20.21	$ 17.98	$ 20.09	$ 17.98
Accumulated other comprehensive loss to tangible common equity:					
Accumulated other comprehensive loss	$ 113,687	$ 78,678	$ 142,159	$ 113,687	$ 100,117
Tangible common equity	893,399	896,869	786,673	893,399	786,673
Accumulated other comprehensive loss to tangible common equity	12.7%	8.8%	18.1%	12.7%	12.7%


Byline Bancorp, Inc.™